June 20, 2025

Michael Breen
Chief Executive Officer
GT Biopharma, Inc.
505 Montgomery Street, 10th Floor
San Francisco, California 94111

       Re: GT Biopharma, Inc.
           Registration Statement on Form S-1
           Filed June 11, 2025
           File No. 333-287963
Dear Michael Breen:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note that you are registering 13,255,960 shares of common stock issuable upon the conversion of the Greenshoe Rights and 52,903,846 shares of common stock issuable upon the exercise of warrants issuable upon exercise of the Greenshoe
       Right. Please revise to provide more fulsome disclosure of the Greenshoe Rights, including a description of these securities, and your reasons for issuing this type of security. Please also tell us how you are eligible to register the unissued common stock underlying the Greenshoe Rights at this time. For guidance, refer to Compliance
       Disclosure Interpretations, Securities Act Sections, Question 130.06.
       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence
 June 20, 2025
Page 2

of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Alan A. Lanis, Jr.